Filed by Emclaire Financial Corp

Commission File No. 333- 218591

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Hancock Bank and Trust Co.

NOTICE OF RESCHEDULED SPECIAL MEETING OF SHAREHOLDERS OF

NORTHERN HANCOCK BANK AND TRUST CO. TO BE HELD ON AUGUST 23, 2017

NOTICE IS HEREBY GIVEN that the special meeting of shareholders of Northern Hancock Bank and Trust Co. (“Northern Hancock”), originally scheduled for July 20, 2017, will be held on August 23, 2017 at 5:00 p.m., local time, at Northern Hancock’s main office, located at 226 Washington Street, Newell, West Virginia, to consider and vote upon the following matters:

1.	A proposal to adopt and approve the Agreement and Plan of Merger dated as of May 4, 2017, by and between Emclaire Financial Corp and Northern Hancock and a related Agreement of Merger, by and between Northern Hancock and The Farmers National Bank of Emlenton, the wholly owned banking subsidiary of Emclaire, pursuant to which Northern Hancock will merge with and into Farmers National, which is referred to as the merger proposal; and

2.	A proposal to authorize the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the proposal to adopt and approve the merger proposal, which is referred to as the adjournment proposal.

Northern Hancock has fixed the close of business on July 20, 2017 as the record date for determining those Northern Hancock shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the Northern Hancock special meeting. Only Northern Hancock shareholders of record at the close of business on that date are entitled to vote at the Northern Hancock special meeting and any adjournments or postponements of the Northern Hancock special meeting.

Shareholders of Northern Hancock have the right to dissent and obtain payment of the fair value of their shares if the merger is completed, but only if they comply with all requirements of Sections 31D-13-1301 through 31D-13-1331 of the West Virginia Business Corporation Act, or WVBCA. A copy of Sections 31D-13-1301 through 31D-13-1331 is included as Annex B to the proxy statement/prospectus, dated June 21, 2017, and a summary of these provisions can be found under “The Merger – Dissenters’ Rights” in the proxy statement/prospectus.

Whether or not you intend to attend the Northern Hancock special meeting, please vote as soon as possible by signing and returning the your proxy card. If you attend the Northern Hancock special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

Northern Hancock’s board of directors has approved the merger agreement. Northern Hancock’s board of directors recommends that Northern Hancock shareholders vote “FOR” approval of the proposal to adopt and approve the Agreement and Plan of Merger and the related Agreement of Merger and “FOR” the proposal to authorize the adjournment of the Northern Hancock special meeting, if necessary or appropriate, to solicit additional proxies to approve the proposal to adopt and approve the merger proposal.

BY ORDER OF THE BOARD OF DIRECTORS,

John Ash

John Ash, Corporate Secretary

Newell, West Virginia
July 28, 2017

Additional Information and Where to Find It

This notice is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Emclaire Financial Corp and Northern Hancock Bank & Trust Co. have filed a proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about Emclaire and Northern Hancock and the proposed transaction. The final proxy statement/prospectus, dated June 21, 2017, was mailed to shareholders of Northern Hancock. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Emclaire by directing such requests to the Secretary of Emclaire (Amanda L. Engles) at 612 Main Street, Emlenton, Pennsylvania 16373, telephone (844) 767-2311, or from Northern Hancock by directing such requests to the Secretary of Northern Hancock (John Ash), 226 Washington Street, Newell, West Virginia 26050, telephone (304) 387-9900.

Participants in the Solicitation

Emclaire and Northern Hancock and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation are included in the proxy statement/prospectus. Each of these documents is available free of charge at the Securities and Exchange Commission’s Web site at www.sec.gov and from Emclaire’s website at www.emclairefinancial.com.